SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
Woori Finance Holdings Co., Ltd.
(Translation of registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑

Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Year Ended December 31, 2010
The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the year ended December 31, 2010, on a consolidated basis, are as follows.
(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		4Q 2010	3Q 2010	(Decrease)	4Q 2009	(Decrease)
Revenue	Specified Quarter	6,789,079	8,241,391	(17.62)	8,201,821	(17.22)
	Cumulative Basis	34,733,767	27,944,688	—	54,061,689	(35.75)
Operating Income	Specified Quarter	264,514	758,715	(65.14)	190,492	38.86
	Cumulative Basis	1,876,289	1,611,775	—	1,383,261	35.64
Income before	Specified Quarter	275,300	743,421	(62.97)	117,254	134.79
Income Tax Expense	Cumulative Basis	1,860,379	1,585,079	—	1,459,818	27.44
Net Income	Specified Quarter	201,104	508,513	(60.45)	156,778	28.27
	Cumulative Basis	1,242,060	1,040,956	—	1,026,024	21.06
The figures for the fourth quarter of 2010 presented above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Year Ended December 31, 2010
The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the year ended December 31, 2010, on a non-consolidated basis, are as follows.
(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		4Q 2010	3Q 2010	(Decrease)	4Q 2009	(Decrease)
Revenue	Specified Quarter	5,554,171	6,348,595	(12.51)	6,392,494	(13.11)
	Cumulative Basis	25,853,517	21,061,315	—	43,951,956	(41.18)
Operating Income	Specified Quarter	322,491	550,191	(41.39)	275,883	16.89
	Cumulative Basis	1,454,718	1,132,227	—	1,034,804	40.58
Income before	Specified Quarter	295,148	596,896	(48.21)	263,772	11.90
Income Tax Expense	Cumulative Basis	1,447,628	1,152,480	—	1,188,915	21.76
Net Income	Specified Quarter	232,672	436,631	(46.71)	204,037	14.03
	Cumulative Basis	1,152,285	919,613	—	953,830	20.81
The figures for the fourth quarter of 2010 presented above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)
Date: February 10, 2011	By:	/s/ Woo Seok Seong (Signature)
		Name:	Woo Seok Seong
		Title:	General Manager

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